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 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

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1. Name and Address of Reporting Person

   Crum                              Marilou
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   (Last)                            (First)                            (Middle)

645 Amberwood Lane
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                                     (Street)

Manchester                             MO                                 63021
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   (City)                            (State)                               (Zip)


2. Issuer Name and Ticker or Trading Symbol

Brooks Fiber Properties, Inc.
Nasdaq symbol "BFPT"

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

January 1998

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)

Senior Vice President, Marketing and Carrier/Reseller Sales
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   [ ] Other (specify below)

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7. Individual or Joint/Group Filing

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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                          Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security  2. Transaction Date  3. Transaction  4. Securities Acquired     5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                              (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                         Owned at         (D) or         Ownership
                                                                                         End of Month     Indirect       (instr. 4)
                                                                                         (Instr. 3        (I)
                                                                                         and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                      or
                                                                     (D)
                                           ------  ------  --------  ---  ----------

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* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                              (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Employee    $28.6875  6/17/97   A         15,000        1/3 on   6/16/07  Common  15,000                        D
Stock                                                   6/17/98;          Stock
Option                                                  1/3 on
(right to                                               6/17/99;
buy)                                                    and 1/3
                                                        on
                                                        6/17/00

Employee    $28.6875  1/29/98   J(1)            15,000  Immed.   6/16/07  Common  15,000   (1)      0           D
Stock                                                                     Stock
Option
(right to
buy)

Employee    $32.00   1/29/98    J(2)            26,667  Immed.   7/17/06  Common  13,333   (2)      0           D
Stock                                                                     Stock
Option
(right to
buy)


Explanation of Responses: (1) This option was assumed by WorldCom, Inc. ("WorldCom") pursuant to the merger of a wholly-owned subsidiary of WorldCom into Brooks Fiber Properties, Inc. (the "Merger") and is now exercisable for 27,750 shares of WorldCom common stock at an exercise price of $15.507 per share. (2) This option was assumed by WorldCom in the Merger and is now exercisable for 49,334 shares of WorldCom common stock at an exercise price of $17.297 per share.


              **Intentional misstatements or omissions of facts
                   constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Marilou Crum                                            February 5, 1998
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     **Signature of Reporting Person                           Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.